Graham R. Laub Direct Tel: (215) 994-2836 Direct Fax: (215) 655-2836 graham.laub@dechert.com

BOSTON BRUSSELS CHARLOTTE FRANKFURT HARRISBURG HARTFORD LONDON LUXEMBOURG MUNICH NEW YORK NEWPORT BEACH PALO ALTO PARIS PHILADELPHIA PRINCETON SAN FRANCISCO WASHINGTON

July 25, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0404

Attn: Ms. Pamela Long

Re:   Constar International Inc.
Amendment No. 2 to Registration Statement on Form S-4
filed July 22, 2005
File No. 333-124731

         Form 10-K for Fiscal Year Ended December 31, 2004

         Form 10-Q for Fiscal Quarter Ended March 31, 2005

         File No. 000-16496

Ladies and Gentlemen:

Constar International Inc. (“Constar” or “Company”) has today filed Amendment No. 2 to its Registration Statement on Form S-4 (Registration No. 333-124731). Constar has authorized us to provide the following responses to the comments raised in your letter dated July 15, 2005 to Michael J. Hoffman. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.      We note your response to prior comment 17. Revise to quantify any covenants and ratios, to the extent possible. For example, state the amount of maximum capital expenditures that your credit facility allows you to make. With regard to the indentures governing the senior subordinated notes and the new notes, state the limits on the amount of additional money you are allowed to borrow.

Constar has added disclosure on page 50 of the prospectus describing the principal terms of the covenants in the indentures restricting the Company’s ability to borrow additional money. With respect to the quantification of covenants in Constar’s credit facility, please note that page 51 of the prospectus contains a description of the maximum capital expenditures permitted under the credit facility as well as the minimum interest coverage ratio covenant. Constar believes that the disclosure in the prospectus, as revised in

Law Offices of Dechert LLP 4000 Bell Atlantic Tower • 1717 Arch Street • Philadelphia, PA 19103-2793 • Tel: 215.994.4000 • Fax: 215.994.2222 • www.dechert.com

Securities and Exchange Commission July 25, 2005 Page 2

Amendment No. 2, appropriately quantifies the covenants and ratios in the Company’s debt instruments.

Exhibits 5.1 and 5.2 - Legality Opinions

2.      We note that the legality opinion in exhibit 5.1 is limited to the laws of Delaware, New York, and Pennsylvania, while the opinion in exhibit 5.2 is limited to the laws of England and Wales. To the extent that either opinion supports legal conclusions that are necessary to the other party’s opinion, each opinion should be revised to state that it is relying on the opinions of the named local counsel in giving its own opinion.

The legal opinions filed as Exhibits 5.1 and 5.2 have been revised to state that they are relying on the opinions of Dechert LLP rendered with respect to the laws of England and Wales, and the United States, respectively.

Exhibit 5.1

3.      In paragraph three of the opinion, please delete the assumptions in the first sentence. You may state that you are relying on the opinion of English counsel in giving your opinion with regard to these matters.

As noted above, the legal opinion filed as Exhibit 5.1 has been revised to delete the assumption and instead relies on the opinion of Dechert LLP filed as Exhibit 5.2.

4.      Remove the phrase “applicable to transactions of this type contemplated by the Exchange Offer” from the seventh paragraph of this opinion. Investors must be able to rely on counsel’s expertise in determining what law is normally applicable to transactions of this type and to opine accordingly.

The phrase identified in the comment has been deleted from the opinion.

5.      Note that you may limit the opinion as to purpose, but not as to persons. Please revise the penultimate paragraph accordingly.

The legal opinion has been revised to delete the non-reliance language in the penultimate paragraph.

Dechert LLP

Securities and Exchange Commission July 25, 2005 Page 3

Exhibit 5.2

6.      We note the qualifications enumerated in your opinion. Please tell us why you believe you cannot verify this information, as it appears much of this information would be necessary for your opinion that the covered entity is duly incorporated, validly existing, and that all corporate action needed to execute and deliver the new floating rate has been taken.

The opinion is subject to the qualifications contained within the opinion for the following reasons:

As stated in the opinion, our searches of the online records maintained by Companies House are not conclusively capable of revealing whether a winding up order has been passed as these matters may not have been filed at the date that we make our searches, and even if they have been filed, they might not have been entered onto the on-line records for us to search against. Our searches also do not tell us whether a petition has been presented, as prior to making of a relevant order there is no requirement to file any notice of the petition at Companies House.

Similarly, our telephone inquiries of the Central Registry of Winding Up are not conclusively capable of revealing whether a winding up petition has been presented to the Central Registry of Winding Up because the particulars may not have been entered against the records of Constar International UK Limited (“Constar UK”) at the time of our inquiry.

Under English law the directors of a company must act bona fide in the best interests of the company. This is a question of fact and it is up to the directors of Constar UK to satisfy themselves as to this requirement.

7.      We note that your search and enquiries were done as of June 24, 2005 and that you “do not assume any obligation to update this opinion or to inform you of any changes to facts or laws.” Given that you do not intend to update the opinion, we believe that you should update your search and enquiries to a date immediately preceding the time the registration statement becomes effective.

The search date has been updated to July 25, 2005.

8.      Note that you may limit the opinion as to purpose, but not as to persons. Please revise the last paragraph accordingly.

The opinion has been revised to delete the non-reliance language.

Dechert LLP

Securities and Exchange Commission July 25, 2005 Page 4

If you have any questions regarding this filing, please contact the undersigned at (215) 994-2836, William Lawlor at (215) 994-2823 or Megan Knott at (215) 994-2415.

Very truly yours,

Graham R. Laub

GRL/amd

cc:    David J. Waksman, Esq.
William G. Lawlor, Esq.
Megan K. Knott, Esq.

Dechert LLP